RICE MIDSTREAM PARTNERS LP

400 Woodcliff Drive

Canonsburg, Pennsylvania 15317

November 6, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rice Midstream Partners LP
Draft Registration Statement on Form S-1
Submitted October 03, 2014
CIK No. 0001620928

Ladies and Gentlemen:

Set forth below are the responses of Rice Midstream Partners LP (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2014, with respect to Draft Registration Statement on Form S-1, CIK No. 0001620928, submitted to the Commission on October 03, 2014.

Concurrently with the submission of this letter, we are filing our Registration Statement (the “Registration Statement”) via EDGAR. We are also concurrently providing certain information responsive to Comments 2 and 3 in a separate letter to the Staff (the “Supplemental Letter”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to pages numbers and captions correspond to the text of the Staff’s comment or the Registration Statement, unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

Securities and Exchange Commission

November 6, 2014

2.	Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your responses. The following are examples only of some of your competitive position assertions:

•	“[You] believe that [y]our strategically located assets...,” pages 1 and 88.

•	“[A]mong the highest rate of return wells in North America...,” page 2.

•	“[t]he Marcellus Shale is widely viewed as a premier North American shale play due to its significant reserves of hydrocarbon resources, consistent and predictable geology, high well recoveries relative to drilling and completion costs and proximity to high-demand metropolitan markets in the northeastern United States,” page 108.

•	“The shallow depth of the Marcellus, its low permeability and expansive size have made it a top unconventional exploration target,” page 109.

RESPONSE: We have revised our disclosure to include a statement on page iv of the Registration Statement as to the basis of our beliefs and our independent sources regarding our competitive position within our industry. The Supplemental Letter contains our independent supporting materials, marked as requested by the Staff.

3.	We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to a report by Pennsylvania’s Department of Environmental Protection on page 2 and the EIA on pages 104 to 110. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

RESPONSE: We are providing the Staff with a supplemental letter concurrently with the filing of the Registration Statement containing our third-party source materials as requested by the Staff. The sources cited within the Registration Statement referred to in Comment 3 are publicly available without cost to investors.

4.	Please revise your disclosure to ensure consistency throughout your filing. In this regard, we note your disclosure on page 3 that Rice Energy represented approximately “88% of our pro forma gathering volumes.” However, your disclosure on page 8 states that “Rice Energy represented approximately 87% of [y]our gathering volumes.”

RESPONSE: We have revised our disclosures, including on pages 8, 23 and 121, to ensure consistency throughout the Registration Statement.

Securities and Exchange Commission

November 6, 2014

5.	We note your disclosure on page 8 that “[a]lthough [y]our relationship with Rice Energy provides [you] with a significant advantage in the midstream market, it also provides a source of penitential conflicts.” Please also revise your disclosure to clarify that there are no assurances that you will benefit from your relationship with Rice Energy.

RESPONSE: We have revised our disclosures on pages 8 and 121 of the Registration Statement accordingly.

Prospectus Summary, page 1

6.	Please separately identify and disclose the transactions that will occur in connection with the completion of this offering.

RESPONSE: We have revised our disclosures to include the requested disclosure of the transactions that will occur in connection with the completion of the offering beginning on page 9 of the Registration Statement.

Our Relationship with Rice Energy, page 5

7.	In describing the rights of first offer, please disclose the conflict of interest inherent in any such offer considering Rice Energy owns all of the membership interests in your general partner.

RESPONSE: We have revised our disclosures on pages 5 and 118 of the Registration Statement accordingly.

8.	Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that each of your general partner and Rice Energy will receive in conjunction with this offering, including all cash distributions, any payment, compensation, or the value of any equity that the general partner, Rice Energy or the directors or executive officer of each received or will receive in connection with the offering.

RESPONSE: We have included placeholders in “Prospectus Summary—The Formation Transactions” on page 10 of the Registration Statement for (i) the amounts of cash that will be used to reimburse Rice Energy for capital expenditures made on our behalf prior to the closing of the offering and for the distribution of proceeds to Rice Energy and (ii) the number of common and subordinated units to be received by Rice Midstream Holdings. At this time, no cash distribution, payment, compensation or equity is expected to be received by the general partner, Rice Energy, or the directors or executive officers of the general partner in connection with the offering, except as described in “Prospectus Summary—The Formation Transactions.” In the event our expectation changes, we will provide revised disclosures in a future filing with sufficient time to allow for the Staff to review prior to the launch of the offering.

Securities and Exchange Commission

November 6, 2014

Risk Factors, page 22

There is no existing market for our common units, page 46

9.	Please expand the risk factor summary on your prospectus cover page to include a summary of this risk factor. Please refer to Section II.A.3.a of Securities Act Release 333-6900 (June 17, 1991).

RESPONSE: We have included a summary of the requested risk factor on the prospectus cover page of the Registration Statement accordingly.

Use of Proceeds, page 55

10.	Please disclose the approximate amount intended to be used for each purpose. See Item 504 of Regulation S-K.

RESPONSE: We have revised our disclosure on pages 14 and 56 of the Registration Statement accordingly.

11.	Please expand your description of the payment to Rice Energy characterized as a reimbursement of capital expenditures and distribution to clarify, if true, that the payment is reimbursement entirely for capital expenditures already incurred with respect to the Predecessor prior to the contribution to you or separately disclose that amount of the payment that represents a distribution in addition to the reimbursement for capital expenditures.

RESPONSE: We have revised our disclosure on pages 14 and 56 of the Registration Statement accordingly.

Dilution, page 57

12.	Your table and related disclosures calculating dilution appear as if dilution will capture more than the change in pro forma net tangible book value arising from cash payments made by purchasers of the units being offered. The application of the net proceeds, including the reimbursement for capital expenditures and the distribution to Rice Energy, should be segregated from the cash payments made by the purchasers. Please revise your table to present a separate line for each item impacting the change in pro forma net tangible book value including the amount of the (decrease) increase in your pro forma net tangible book value per unit attributable to the cash payments made by purchasers of the units being offered.

RESPONSE: We have revised our disclosure on page 58 of the Registration Statement accordingly.

13.	Reference is made to footnote (2) on page 58. Please expand your disclosure to include a table showing the total consideration of Rice Energy is net of any reimbursements and distributions to Rice Energy.

Securities and Exchange Commission

November 6, 2014

RESPONSE: We have revised our disclosure on page 59 of the Registration Statement accordingly.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014, page 62

14.	Please show us how you determined estimated expansion capital expenditures of $110.6 million for the twelve months ended June 30, 2014. Based on the capital expenditures disclosed in your statements of cash flows for the various periods, the amount for the twelve months ended June 30, 2014 appears to be approximately $87 million.

RESPONSE: We acknowledge the Staff’s comment and we respectfully submit that the capital expenditures included in the statements of cash flows for the various periods on pages F-13 and F-22 reflect historical amounts for our Predecessor, and the capital expenditures included on page 64 reflect pro forma amounts for the twelve months ended December 31, 2013 and June 30, 2014. The table below provides a reconciliation of our pro forma capital expenditures disclosed on page 64 against the historical capital expenditures of our predecessor disclosed on pages F-13 and F-22:

(in thousands)	Six Months Ended December 31, 2013	Twelve Months Ended June 30, 2014
Rice Midstream Partners Predecessor capital expenditures	$23,990	$84,113
Less: Rice Midstream Partners Predecessor water capital expenditures	(4,338)	(5,769)

Rice Midstream Partners Predecessor gas gathering capital expenditures	$19,652	$78,344
Alpha Shale Resources Midstream capital expenditures	$8,605	$9,364
Alpha Shale Resources Midstream water capital expenditures	(3,406)	(3,578)

Alpha Shale Resources Midstream gas gathering capital expenditures	$5,199	$5,786
North System gas gathering capital expenditures	$26,420	$26,420

Pro forma estimated expansion capital expenditures	$56,470	$110,550

15.	You disclose in footnote (3) that you will not have any indebtedness outstanding following the offering; however, on page F-3 you disclose your “. . . entry into a new $ revolving credit facility, and the borrowing of $ million concurrent with the closing of the Offering.” Please explain.

RESPONSE: We have revised our disclosure on page F-3 of the Registration Statement to remove the reference to any borrowing concurrent with the closing of the offering.

Estimated Cash Available for Distribution through December 31, 2015, page 64

16.	Please disclose whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included.

Securities and Exchange Commission

November 6, 2014

RESPONSE: We plan to update the Registration Statement in a subsequent amendment to include historical and pro forma financial statements with respect to the nine months ended September 30, 2014. As such, we do not anticipate the omitted period between the end of the historical pro forma period and the beginning of the projected period being greater than three months. Based on our current expectations of the timing of our initial public offering, such omitted period would consist of the fourth quarter of 2014. While the fourth quarter of 2014 is not complete, based on our internal preliminary results of operations, no events have occurred, nor do we currently expect any events to occur, that would affect (i) our inability to generate sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding units during the year ended December 31, 2013 or the twelve month period immediately preceding the fourth quarter of 2014 or (ii) our belief regarding our ability to generate sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding units during the year ending December 31, 2015. We will include disclosure to the effect of the preceding sentence in the subsequent amendment to the Registration Statement in which we include historical and pro forma financial statements with respect to the nine months ended September 30, 2014.

Results, Volumes and Fees, page 68

17.	Please expand to disclose, if true, that your agreements contain no minimum volume commitments.

RESPONSE: We have revised our disclosures on page 69 of the Registration Statement to clarify that there are no minimum volume commitments set forth in our gas gathering and compression agreements with Rice Energy and third parties.

Depreciation and Amortization Expense, page 71

18.	We note the increase in depreciation and amortization expense for the year ending December 31, 2015 is attributable to infrastructure built during 2013 and new infrastructure constructed and to be constructed during 2015. Please explain your assumptions with respect to 2014.

RESPONSE: We have included disclosure on the impact of the continued infrastructure build-out during 2014 on projected depreciation and amortization expense during the year ending December 31, 2015, on page 72 of the Registration Statement.

Capital Expenditures, page 71

19.	Please expand your disclosure to provide insight into the “projects” for which you anticipate expansion capital expenditures during the forecast period.

Securities and Exchange Commission

November 6, 2014

RESPONSE: We have included disclosure on the projects underlying the anticipated expansion capital expenditures to be incurred during the year ending December 31, 2015, on page 72 of the Registration Statement.

Management’s Discussion and Analysis, page 88

Debt Agreements and Contractual Obligations, page 98

20.	It appears you will be familiar with the terms of your new credit facility prior to the closing of this offering. If true, upon learning the terms of your new credit facility, please update to include the material terms of the agreement, including the financial covenants you must satisfy prior to making cash distributions. In this regard, we note your statement in this section that “[y]our new revolving credit facility also is expected to contain covenants requiring [you] to maintain certain financial ratios.”

RESPONSE: We have included disclosure with respect to our expectations of the material terms of our new credit facility on pages 100-101 of the Registration Statement. If the material terms of our new credit facility should change from our current expectations, we will update our disclosure in a subsequent amendment to the Registration Statement.

Conflicts of Interest and Fiduciary Duties, page 142

21.	Please revise your discussion here to specifically address the fact that your gathering agreements with your Sponsors reflect the vast majority of your historical and, at least for now, anticipated revenues. Specifically, your discussion of contracts between you and your general partner could be enhanced to specifically discuss the conflicts associated with the contracts that govern your major source of revenue, given that the Sponsors control your general partner.

RESPONSE: We have revised the discussion of conflicts to specifically address conflicts related to our gas gathering and compression agreement with Rice Energy on page 146 of the Registration Statement.

The Partnership Agreement, page 151

22.	Please provide the approximate estimated amount that you will incur as part of your partnership agreement. In this regard, we note your disclosure in this section that you will “reimburse [y]our general partner for all direct and indirect expenses it incurs or payments it makes on [y]our behalf and all other expenses allocable to [you] or otherwise incurred by [y]our general partner in connection with operating [y]our business. [Y]our partnership agreement does not set a limit on the amount of expenses.”

RESPONSE: Upon the closing of this offering, we will enter into an omnibus agreement with our general partner, Rice Energy and certain of its other subsidiaries, pursuant to which Rice Energy will provide operational, managerial and administrative services on our behalf. We

Securities and Exchange Commission

November 6, 2014

will not have any employees and will be reliant upon Rice Energy for our operations. Our partnership agreement provides the mechanism by which we will reimburse our general partner for expenses it incurs in operating and managing our business, including amounts paid to Rice Energy under the omnibus agreement. We have updated our disclosure to include our estimate of the direct operating expense and general and administrative expense we expect to incur during the year ending December 31, 2015 on page 165 of the Registration Statement.

Applicable Law, Forum, Venue and Jurisdiction, page 153

23.	Please tell us what consideration you have given to including risk factor disclosure about the impact of the exclusive forum provision on investors.

RESPONSE: We have included additional disclosure regarding the potential for the exclusive forum and related provisions of our partnership agreement on pages 42-43 and 155 of the Registration Statement.

Financial Statements, page F-1

Pro Forma Statements of Operation, page F-4 and F-5

24.	We note you intend to enter into a new revolving credit facility and have included adjustment (i) to reflect payment of financing costs from the offering proceeds related to this new revolving credit facility. Please explain to us whether the adjustment for financing costs includes origination and commitment fees and whether an adjustment for additional interest expense related to any borrowings will be provided once the terms are finalized. Your response should inform us of any firm commitments for financing that specify the amount and terms of the facility or when you expect these amounts and terms will be specified in an agreement prior to your request for effectiveness. Once you determine the amount of the adjustment, please show us in detail how you calculated the amount and disclose the interest rate utilized for any borrowings.

RESPONSE: We confirm that the adjustment for financing costs includes origination fees, which will be deferred and amortized over the term of the new revolving credit facility; however, commitment fees will be expensed as incurred. Below is a calculation of the adjustment for financing costs on a per quarter basis:

	Total Available Credit Facility	Total Origination Fees	Deferred Financing Cost (“DFC”) Balances	Quarterly DFC Amortization
Credit Facility	$450,000,000	0.60%	$2,700,000	$135,000.00

Securities and Exchange Commission

November 6, 2014

In addition, we have included adjustment (f) for interest expense related to the new revolving credit facility on page F-8 of the Registration Statement and disclosed the interest rates utilized for the borrowings based upon a preliminary terms sheet for the new revolving credit facility. Below is a calculation of the adjustment for interest expense:

	Year Ended	Six Months
	12/31/2013	6/30/2014
Weighted Average Borrowings	21,872,807	138,486,683
Weighted Average Annual Interest Rate	3.0048%	2.9817%

Interest	657,235	2,064,658
Weighted Average Unused Borrowing Base	428,127,193	311,513,317
Weighted Average Annual Commitment Fee	0.5000%	0.5000%

Commitment Fees	2,140,636	778,783
Annual Fee	75,000	37,500
DFC Amortization	540,000.00	270,000.00

Total Interest Expense	3,412,870.98	3,150,941.31

We are in the process of finalizing the terms for the new revolving credit facility, and we have included a description of the initial terms of this agreement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Agreements and Contractual Obligations – New Revolving Credit Facility” on pages 100-101 of the Registration Statement. We will file the form of the agreement as an exhibit to the Registration Statement in connection with a subsequent filing with sufficient time for the Staff to review in advance of requesting effectiveness.

25.	We note adjustment (e) reflects the elimination of interest expense related to capital expenditures by the Predecessor. Please explain and support your basis for this adjustment.

RESPONSE: In preparing the financial statements of the Predecessor, we considered ASC 805-50-S99-1 (“S99-1”), which among other things requires push-down of interest expense and, in certain instances, the associated debt of the parent company. As a backdrop for preparing the carve-out financial statements of our Predecessor, it was understood that such financial statements would not trigger any of the three criteria set forth in S99-1 that would result in the associated debt being pushed down to the Predecessor (i.e., no assumption, retirement or guarantee of debt). Accordingly, our Predecessor was not allocated a portion of such debt. However, the guidance within Topic 1.B indicates that a portion of the interest expense component should be pushed down to the Predecessor as the parent capital contributions used to finance operations were in part derived from the debt generating such expense.

Securities and Exchange Commission

November 6, 2014

Following the completion of this offering, our operating costs will be financed by cash flows from operations, borrowings under our revolving credit facility and/or proceeds from capital markets transactions. As we will no longer receive capital contributions from our parent, we have assumed that the capital expenditures for which our Predecessor was allocated push-down interest expense were instead financed with borrowings under our new revolving credit facility. The interest expense associated with these borrowings is reflected in new adjustment (f) to the pro forma statement of operations. Please see pages F-4 and F-5.

26.	Please quantify and disclose that portion of the cash distribution representing reimbursement for capital expenditures in adjustment (j).

RESPONSE: We have revised our disclosure on page F-8 of the Registration Statement accordingly.

Pro Forma Net Income Per Limited Partner Unit, page F-8

27.	We note your table on page F-9 will provide June 30, 2014 pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the distribution to Rice Energy. Please tell us if you intend to also present December 31, 2013 pro forma per share data and if not please explain why. Refer to SAB Topic 1B.3.

RESPONSE: We have revised our disclosure on page F-9 of the Registration Statement accordingly.

Rice Midstream Partners Predecessor Audited Annual Financial Statements, Page F-11

Statement of Cash Flows, page F-13.

28.	Please explain why capital expenditures of $43.3 million for the year ended December 31, 2013 is not consistent with the disclosure on page 90 indicating capital expenditures were $86.9 million. Similarly address the inconsistency in the interim statement of cash flows.

RESPONSE: We have revised our disclosure on page 92 of the Registration Statement to reflect that our historical capital expenditures with respect to the assets of our Predecessor for the year ended December 31, 2013 and the six months ended June 30, 2014 were $43.3 million and $60.1 million, respectively. The amounts previously reported represented pro forma amounts.

2. Summary of Significant Accounting Policies, page F-16

Property and Equipment, page F-16

29.	Please revise to show the major classes of depreciable assets included within Property and Equipment distinguishing between, for example gathering and compression and assets under construction. Refer to ASC 360-10-50.

Securities and Exchange Commission

November 6, 2014

RESPONSE: We have revised our disclosure on page F-16 of the Registration Statement to show the major classes of depreciable assets included within Property and Equipment. As of December 31, 2013 and 2012, net gas property and equipment was primarily composed of pipeline assets and we had no compression assets.

30.	Please explain in detail how you determined a 60 year useful life was appropriate for your gathering pipelines and compressor stations. Please ensure your response addresses the extent to which such useful life estimate considered the length of time over which natural gas volumes from completed wells will decline and your secured dedications from Rice Energy under the 15-year contract. In this regard, we note your risk factor discloses, for example, you have no control over producers’ level of development or the rate at which production from a well declines.

RESPONSE: Our estimates of useful lives of our gathering pipelines and compressor stations are based on the analysis of a committee of engineering personnel, representatives of the accounting group and internal reserve engineers of Rice Energy. This committee analyzes a number of factors including age, manufacturing specifications, historical data concerning useful lives of similar assets of our competitors, technological advances, accessible hydrocarbon reserves and the probability of the subject assets servicing such reserves.

Based on a number of factors, including the fact that substantially all of our gathering lines are newly constructed, buried steel pipelines, our engineering staff believes that the physical life of the pipelines is not a limiting factor on the 60 year useful life. This is borne out in an analysis of peer group useful lives, for which gathering pipelines generally have useful lives ranging from 20 to 65 years. We believe that the variance in useful lives typically is driven by the potential reserves accessible by the pipelines of our competitors. Based on an analysis of disclosures of our peer group, gathering pipelines with shorter useful lives are gathering hydrocarbons for a limited number of wells (typically completed within a limited time period) and gathering lines with longer useful lives typically are ascribed to assets that are capable of accessing hydrocarbons produced from current and future well sites. This distinction in approach is driven by the fact that wells decline over time and have a finite economic life.

Based on Rice Energy’s third party engineered reserve report, the proved developed producing horizontal Marcellus wells that we service have economic lives ranging from 20 to 45 years. A 45 year economic life is typically ascribed to a horizontal Marcellus well with a 9,000 foot lateral, which has become the norm for Rice Energy as it transitioned into its development mode in our area of operations in mid-2013. In addition, Rice Energy estimates that substantially all of its Marcellus Shale acreage in our dedicated area is prospective for the slightly shallower Upper Devonian Shale. Accordingly, it is our expectation that, over time, Rice Energy will drill Upper Devonian Shale horizontal wells off its existing well pads to which our gathering pipelines are connected. The combination of the long economic life of a typical Marcellus Shale horizontal well and the redevelopment of the Upper Devonian Shale resulted in the committee selecting a 60 year useful life.

Securities and Exchange Commission

November 6, 2014

While contractual terms are considered by the committee, it is our belief that our operator customers will continue to utilize our gathering lines following expiration of the initial terms of our contracts. In order to pursue other options, our customer would have to obtain rights of way and construct new pipelines to their assets. These are typically cost prohibitive as compared to the market fee charged on our systems for already connected pipeline.

In addition, while we acknowledge the risks cited by the Staff, those risks are merely a factor in the overall analysis of our committee. Unlike a number of our competitors, we have access to detailed reserve and production projections and expertise through our relationship with Rice Energy. While we believe this provides us with greater insight into future production amounts, we are cognizant of the inherent uncertainty in such projections and risk accordingly.

With respect to our compressor stations, because we do not yet own any compressor stations, we have not adopted a useful life thereof for purposes of computing depreciation.

Rice Midstream Partners Predecessor Unaudited Interim Financial Statements, Page F-20

Balance Sheets, page F-20

31.	We note that as part of your use of the net proceeds from this offering you intend to make a distribution to Rice Energy. Please explain to us what consideration you gave to providing a pro forma balance sheet alongside your latest historical balance sheet reflecting the distribution accrual (but not giving effect to the full offering proceeds) giving effect to the number of shares whose proceeds would be necessary to pay the distribution. We also note you intend to use a portion of the net proceeds of this offering to reimburse Rice Energy for capital expenditures. If the reimbursement or a portion thereof is for capital expenditures to be incurred, please also tell us your consideration of reflecting that portion as part of the distribution accrual in the pro forma balance sheet as well. Reference is made to SAB Topic 1B.3.

RESPONSE: As disclosed in the Registration Statement, we intend to use a portion of the net proceeds from this offering to fund a cash distribution to Rice Energy. A portion of such distribution is being made to reimburse Rice Energy for certain capital expenditures made with respect to the assets of our Predecessor. The remainder of the distribution to Rice Energy is being made, together with the issuance of common units and subordinated units to Rice Energy, as consideration for the contribution by Rice Energy of the balance of the assets of our Predecessor.

In response to the Staff’s comment we have considered SAB Topic 1B.3 and have revised the unaudited pro forma financial statements in the Registration Statement to include a pro forma balance sheet reflecting the distribution accrual giving effect to the number of units that we would have been required to issue to fund the distribution to Rice Energy. Please see pages F-20 and F-26 of the Registration Statement.

Property and Equipment, page F-26

32.	Please provide us with an analysis detailing the increase in property and equipment.

Securities and Exchange Commission

November 6, 2014

RESPONSE: The increase in property and equipment from December 31, 2013 to June 30, 2014 was due primarily to (i) the acquisition of the Momentum Assets, representing a $56.4 million increase to producing gas property and equipment, and (ii) the acquisition of the Alpha Assets, representing a $23.6 million increase to total net property and equipment. The remaining $45.2 million increase in property and equipment relates to our continued build-out of the midstream assets of our Predecessor. In addition, we have provided more detail below regarding our property and equipment at December 31, 2013 and June 30, 2014:

	December 31, 2013	June 30, 2014
	(in thousands)
Producing gas assets	$44,085	$141,078
Gas assets in progress	18,495	36,417
Accumulated depreciation	(1,017)	(1,736)

Net gas property and equipment	$61,563	$175,759
Producing water assets	$10,548	$16,611
Water assets in progress	1,605	7,253
Accumulated depreciation	(1,190)	(1,901)

Net water property and equipment	$10,963	$21,963
Total net property and equipment	$72,526	$197,722

4. Acquisitions, page F-26

33.	We note Rice Energy’s total cash and common stock consideration for the remaining 50% interest in Alpha Shale of $322 million of which a preliminary valuation resulted in an allocation of $23.6 million to midstream assets. Please expand your disclosure to explain why the purchase price allocation for this acquisition has not been completed. Refer to ASC 805-10-50. Further, please clarify the financial statement line items impacted in these financial statements by the purchase.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that the purchase price allocation had not been completed as of the date of our initial submission of the Registration Statement. In 2014, Rice Energy engaged a third party valuation firm to assist in the allocation of goodwill from Rice Energy’s acquisition of the remaining 50% interest in Alpha Shale. However, the valuation did not contemplate a subsequent allocation of goodwill between the midstream assets and other assets (including exploration and production assets) of Alpha Shale. We are nearing finalization our allocation of goodwill to such midstream assets, and we will include this allocation in our next amendment to the Registration Statement when financial statements are updated as of September 30, 2014 and for the nine months ended September 30, 2014.

34.	We noted $48.9 million of intangible assets was recorded related to customer contracts in connection with the Momentum Acquisition. Please disclose the estimated useful lives of intangible assets and explain to us the pertinent factors you considered in estimating the useful life. Refer to ASC 350-30-50 and ASC 350-30-35.

Securities and Exchange Commission

November 6, 2014

RESPONSE: We have revised page F-27 of the Registration Statement to disclose that the estimated useful lives of the intangible assets is 30 years. We engaged a third party to perform a valuation of the Momentum Assets and, in connection with this third party valuation, a useful life of 30 years of the intangible assets was determined. The useful life was determined in accordance with ASC 350-30-35 based upon the expected life of the customer contracts acquired. We expect that these acquired customer contracts will be renewed after the expiration of the initial contractual term of ten years based on (i) the estimated full life of the hydrocarbon reserves (ii) the geographically advantageous location of the midstream assets acquired and (iii) the limited substitute transportation services routes in the region. Based upon our analysis of the acquired contracts and the conclusions of the third party valuation, we concluded that 30 years is an appropriate useful life for the intangible assets.

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Securities and Exchange Commission

November 6, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

RICE MIDSTREAM PARTNERS LP

By:	Rice Midstream Management LLC, its general partner

By:	/s/ Daniel J. Rice IV
Name:	Daniel J. Rice IV
Title:	Chief Executive Officer

Enclosures